Exhibit 99.1

FIRSTSERVICE CORPORATION

("FirstService")

Annual and Special Meeting of

FirstService Shareholders held on April 14, 2016

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

	Brief Description of Matter Voted Upon	Outcome of Vote (1)	Proxies/Votes Received
			For	Against	Withheld	Not Voted/ Not Valid
1.	In respect of the appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, as the independent auditors of FirstService until the close of the next annual meeting of the shareholders and authorizing the directors of FirstService to fix their remuneration	Approved	55,113,812 (99.61%)	–	217,456 (0.39%)	–
2.	In respect of the individual election, as directors of FirstService, of the seven nominees named in the Management Information Circular of FirstService dated February 26, 2016 (the "Circular")
	• Brendan Calder	Approved	53,674,045 (98.26%)	–	953,146 (1.74%)	704,077
	• Bernard I. Ghert	Approved	54,143,888 (99.12%)	–	483,303 (0.88%)	704,077
	• Jay S. Hennick	Approved	44,036,618 (80.61%)	–	10,590,573 (19.39%)	704,077
	• D. Scott Patterson	Approved	54,621,863 (99.99%)	–	5,328 (0.01%)	704,077
	• Frederick F. Reichheld	Approved	54,626,131 (99.998%)	–	1,060 (0.002%)	704,077
	• Michael Stein	Approved	54,120,970 (99.07%)	–	506,221 (0.93%)	704,077
	• Erin J. Wallace	Approved	54,625,931 (99.998%)	–	1,260 (0.002%)	704,077
3.	In respect of approving an amendment to the FirstService Stock Option Plan to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by 850,000, all as more particularly set forth and described in the Circular	Approved	44,328,522 (81.15%)	10,298,669 (18.85%)	–	704,077

(1)	The votes for items 1, 2 and 3 were conducted and approved by way of a show of hands; the number of votes disclosed for these items reflects those proxies received by management in advance of the meeting.

DATED: April 14, 2016